# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marex Group plc, CIK 0001997464
CUSIP: G5S37H101
Title of class of securities: Common Stock, par value $0.001551 per share
Address of issuer's principal executive offices: 155 Bishopsgate, London, United Kingdom (X0), EC2M 3TQ
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118292
Filed by CIK 0002040199

## Reporting persons
- MASP Investor Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,024,604; sole dispositive power 0; shared dispositive power 5,024,604; aggregate amount beneficially owned 5,024,604 (7.01% of the class)
  Comment: MASP Investor Limited Partnership ("MASP Investor LP") acts through its general partner Forty Two Point Two Acquisition Limited ("FTPTAL"). FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.
- Forty Two Point Two Acquisition Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,024,604; sole dispositive power 0; shared dispositive power 5,024,604; aggregate amount beneficially owned 5,024,604 (7.01% of the class)
  Comment: MASP Investor LP acts through its general partner FTPTAL. FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.
- BXR Group Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,024,604; sole dispositive power 0; shared dispositive power 5,024,604; aggregate amount beneficially owned 5,024,604 (7.01% of the class)
  Comment: MASP Investor LP acts through its general partner FTPTAL. FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the Shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.

## Item 1. Issuer
Name of issuer: Marex Group plc
Address of issuer's principal executive offices: 155 Bishopsgate London, United Kingdom, EC2M 3TQ

## Item 2. Person Filing
Citizenship:
(i) MASP Investor Limited Partnership ("MASP Investor LP")
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Limited partnership established under the laws of Jersey

(ii) Forty Two Point Two Acquisition Limited ("FTPTAL")
Little Denmark Building, PO Box 4584, Road Town, Tortola, British Virgin Islands
Citizenship: Company organized under the laws of the British Virgin Islands

(iii) BXR Group Holdings Limited ("BXR Group")
Little Denmark Building, PO Box 4584, Road Town, Tortola, British Virgin Islands
Citizenship: Company organized under the laws of the British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 24, 2025, FTPTAL directly held 5,024,604 Shares. MASP Investor LP acts through its general partner FTPTAL. FTPTAL is indirectly wholly-owned by BXR Group, which is deemed to have beneficial ownership of the Shares held directly by FTPTAL, in its capacity as general partner of MASP Investor LP.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person's cover page. Calculations of the percentage of Shares beneficially owned are based on 71,699,922 Shares outstanding as of June 30, 2025, which excludes 1,199,156 Ordinary Shares that were held by the Company's employee benefit trust, based on information provided by the Issuer to the Reporting Persons.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,024,604
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,024,604

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MASP Investor Limited Partnership: /s/ Jacqueline Daley, Jacqueline Daley / Director (07/24/2025)
- Forty Two Point Two Acquisition Limited: /s/ Jacqueline Daley, Jacqueline Daley / Director (07/24/2025)
- BXR Group Holdings Limited: /s/ Christina Rodriguez, Christina Rodriguez / Director (07/24/2025)
Comment: FORTY TWO POINT TWO ACQUISITION LIMITED, AS GENERAL PARTNER OF MASP INVESTOR LIMITED PARTNERSHIP